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                      SICHENZIA ROSS FRIEDMAN FERENCE LLP
                1065 AVENUE OF THE AMERICAS   NEW YORK NY 10018
                TEL 212 930 9700 FAX 212 930 9725   WWW.SRFF.COM

                                  May 10, 2006

Jennifer R. Handy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

      Re:   Cereplast, Inc.
            Pre-Effective Amendment 2 to Registration on Form SB-2 Filed April 24, 2006
            File No. 333-131853

Dear Ms. Handy:

      This firm represents Cereplast, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Amendment No. 3 to its Form SB-2. Below, please find our responses to your May 2, 2006 comment letter:


GENERAL

1. We considered your response to prior comment 4 and are unable to concur that the items referenced in section 7.2(d) of the PEIA are quantifiable and not subject to discretion because section 7.2(d) of the PEIA requires Cereplast to perform, satisfy, and comply "with all covenants, agreements and conditions" required by the PEIA and the registration rights agreement and is not limited to the conditions specified in section 2.5 of the PEIA. Thus, we reissue the comment to tell us who determines whether Cereplast has complied with all covenants, agreements, and conditions required by the PEIA and the registration rights agreement and what standard will be used.

      Response

      As discussed in our telephone conferences on May 9, 2006, this comment is no longer applicable.

Prospectus Summary, page 3

2. Tell us why you deleted the information about your auditor's going concern opinion in the summary since we usually require this information up front.

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      Response

      As discussed, we have inserted the going concern information with respect to the year ended December 31, 2004.

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      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                    Sincerely,

                                    /s/ Stephen Fleming

                                    Stephen Fleming